                          Concord Milestone Plus, L.P.
                             200 Congress Park Drive
                                    Suite 205
                           Delray Beach, Florida 33445

September 20, 2007

Dear Investor:

      Concord Milestone Plus, L.P. (the "Partnership") recently became aware of two different offers (the "Tender Offers") to purchase Equity Units (each of which consists of one Class A Interest and one Class B Interest in the
Partnership), which appear to have been made by two unrelated parties or groups
(the "Bidders"). The Partnership has determined to remain neutral as to the
Tender Offers and is expressing no opinion as to whether you should accept or reject the Tender Offers. However, the Partnership recommends to those investors who decide to tender their Equity Units that they accept the MPF Offer rather than the CMG Offer.

            THE CMG OFFER: On September 6, 2007, the Partnership received a letter from CMG Partners, LLC ("CMG"), offering to purchase up to 4.9% of the outstanding Equity Units for a purchase price of $8.00 per Equity
      Unit, subject to deductions for certain distributions (the "CMG Offer").
      The Partnership believes that CMG intends the CMG Offer to be a
      "mini-tender offer," which is a tender offer structured to result in ownership of not more than five percent of a class of securities to avoid the filing, disclosure and procedural requirements of Section 14(d) of the
      Securities Exchange Act of 1934. CMG has made no filings with the
      Securities and Exchange Commission (the "SEC") relating to the CMG Offer, and the Partnership does not know how widely CMG may have disseminated the
      CMG Offer.

            THE MPF OFFER: On September 11, 2007, SCM Special Fund, LLC, MPF-NY
      2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 10, LLC, MPF
      Flagship Fund 12, LLC, MPF Income Fund 23, LLC, MPF ePlanning Opportunity
      Fund, LP, MPF DeWaay Premier Fund 4, LLC and MacKenzie Patterson Fuller,
      LP (collectively, the "MPF Group") disclosed in a Tender Offer Statement on Schedule TO filed with the SEC their offer to purchase all of the outstanding Equity Units not already held by the MPF Group and their affiliates for a purchase price of $10.50 per Equity Unit, subject to deductions for certain distributions (the "MPF Offer").

      Enclosed please find the Schedule 14D-9 filed by the Partnership with the
Securities and Exchange Commission on September 20, 2007 (the "14D-9") in
response to the Tender Offers. The 14D-9 contains certain information about: (a)
the Partnership and the Equity Units; (b) the Bidders; (c) any actual or potential conflicts of interest between the Partnership or its affiliates and
(i) the Partnership's executive officers or directors, and (ii) the Bidders and their executive officers, directors or affiliates; (d) the recommendation of the
Partnership, including its reasons for remaining neutral and for recommending the MPF Offer over the CMG Offer for those

investors who decide to tender their Equity Units; and (e) additional information regarding the Tender Offers.

      You are urged to read all the materials carefully, including any Tender
Offer materials sent to you by the Bidders, and to consider all the factors set forth therein before making a decision with respect to the Tender Offers.

                                       Sincerely,

                                       CM PLUS CORPORATION, General Partner

                                       /s/ Leonard S. Mandor

                                       Leonard S. Mandor
                                       President